May 30, 2006

Mail Stop 4561

Maurice B. Tose
President, Chief Executive Officer and Chairman of the Board
TeleCommunication Systems, Inc.
275 West Street
Annapolis, MD 21401

      Re:	TeleCommunication Systems, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
      Filed May 10, 2006
		File No. 333-133018

		Form 10-Q for the quarter ended March 31, 2006
		Filed May 10, 2006
		File No. 0-30821

Dear Mr. Tose:

	We have reviewed the above amendment and your responses as well as the Item 4 disclosure/Certifications to your Form 10-Q for March
31, 2006 and we have the following comments.

Form S-3
Exhibit 5. Legal Opinion
1. Please see our prior comment 2 of our letter dated April 27, 2006.
We assume that TeleCommunication has reserved a sufficient number of shares for the issuance of the shares of the Class A Common Stock underlying the warrants. If so, we suggest that this be made clear in the opinion and the second assumption at the top of page 2 be revised to reflect that prior to the issuance of the Warrant Shares, the Company will continue to have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Class A Common Stock.

Form 10-Q for the quarter ended March 31, 2006
Item 4. Controls and Procedures, page 4
2. Please include the definition of procedures and controls contained in Rule 13a-15(e) of the Securities Exchange Act of 1934 or set forth in its entirety as in your Form 10-K.

Certifications
3. Your CEO and CFO have stated in their Exhibit 31 Certifications that they "have reviewed this annual report of Form 10-K." Since these certifications are for the quarterly report on Form 10-Q, please amend.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-
3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Wm. David Chalk
	Piper Rudnick Gray Cary US LLP
	6225 Smith Avenue
	Baltimore, MD 21209-3600
	Facsimile no. (410) 580-3120
Maurice B. Tose
TeleCommunication Systems, Inc.
May 30, 2006
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